

Unity Bancorp, Inc.
64 Old Highway 22
Clinton, NJ 08809
800 618-BANK
www.unitybank.com

NewsNewsNewsNewsNews

For Immediate Release: April 22, 2010

News Media & Financial Analyst Contact:
Alan J. Bedner, EVP
Chief Financial Officer
(908) 713-4308


Unity Bancorp Reports First Quarter Earnings


Clinton, NJ - Unity Bancorp, Inc. (NASDAQ: UNTY), parent company of Unity Bank, reported net income available to common shareholders of $374 thousand or $0.05 per diluted share for the quarter ended March 31, 2010, compared to net income available to common shareholders of $352 thousand or $0.05 per diluted share for the first quarter of 2009. Return on average assets and average common equity for the first quarter of 2010 were 0.34% and 3.09%, respectively, compared to 0.33% and 2.90%, respectively, for the first quarter of 2009.

James A. Hughes, Unity Bancorp's President and CEO, said, "Our earnings have been impacted by the most difficult economic environment in decades. While New Jersey has fared much better than other States, our portfolio of National SBA loans continues to be a challenge. Although there have been recent signs of improvement, the recovery is expected to be slow and measured. We remain positive and have continued to grow our customer relationships as we prepare for the future."

Net Interest Income

For the quarter ended March 31, 2010, net interest income was $7.5 million, an increase of $690 thousand or 10.2% from the quarter ended March 31, 2009. Factors affecting first quarter net interest income include:

- The yield on interest-earning assets decreased 40 basis points to 5.47% from 5.87% for the same period last year. This was a result of interest-earning assets re-pricing in a low rate environment.

- The cost of interest-bearing liabilities decreased 89 basis points to 2.20% from 3.09% for the same period last year. All interest-bearing deposit costs declined with the largest decline in time deposits.

- Net interest margin was 3.57%, a 39 basis point increase from 3.18% in the first quarter of 2009. The increase was primarily due to the reduction in the cost of funds.

Noninterest Income

For the quarter ended March 31, 2010, noninterest income decreased $438 thousand from the quarter ended March 31, 2009. Excluding the effect of net security gains recognized during the first quarter of 2009, noninterest income increased $73 thousand or 8.8%. Noninterest income was affected by the following factors:

- Branch fee income increased $32 thousand, or 9.7% compared to the prior year period, primarily due to increased analysis fees, partially offset by lower levels of overdraft fees.

- Loan fee income declined $43 thousand, or 17.1%, due to a decrease in origination volume related fees, servicing fee income and loan prepayment fees.

- During the quarter, the cash surrender value of bank owned life insurance ("BOLI") increased $18 thousand to $73 thousand. This was the result of the Company purchasing $2.5 million in BOLI to help offset the rising cost of employee benefits.

- Gains on the sale of residential mortgage loans amounted to $145 thousand, compared to $64 thousand in the prior year period.

- There were no gains on the sale of SBA loans, compared to $29 thousand a year ago.

- Gains on the sale of investment securities amounted to $4 thousand, compared to $515 thousand in the prior year period.

Noninterest Expense

For the quarter ended March 31, 2010, noninterest expenses were $5.9 million, an increase of $386 thousand or 6.9% from the quarter ended March 31, 2009. The following factors affected our noninterest expenses:

- Compensation and benefits expense amounted to $3.0 million, an increase of $375 thousand from the prior year period. This increase is due to increased salary expense, as our full-time equivalent employee number increased from 162 in March 2009 to 171 in March 2010, and higher retail commissions.

- Occupancy expense declined $10 thousand or 1.5%, due primarily to a reduction in rental expense from a renegotiated lease, offset in part by an increase in seasonal snow removal fees.

- Communications and delivery expense declined $17 thousand or 3.1%, due to renegotiated communications and ATM processing contracts and bringing items processing in-house, partially offset by increased account volume driven postage.

- Furniture, fixtures and equipment expense declined $72 thousand from the prior year period, due to decreased network, software and ATM maintenance costs and reduced depreciation expense as capital expenditures declined.

- Professional services expense declined $17 thousand or 6.9%.

- Loan collection costs amounted to $184 thousand, a decrease of $14 thousand or 7.1%, due to decreased collection costs on delinquent loans.

- FDIC insurance premiums amounted to $330 thousand, an increase of $29 thousand or 9.6%, due to the increase in FDIC insurance rates and a higher deposit base at March 31, 2010.

- Advertising expenses increased $31 thousand or 41.3%, due to increased marketing efforts.

- Other expenses amounted to $469 thousand, an increase of $81 thousand or 20.9%, due primarily to increases in expenses related to other real estate owned ("OREO") and employee recruitment fees.

Financial Condition

At March 31, 2010, total assets were $889.9 million, a 4.3% decrease from year-end.

- Total loans decreased $5.8 million or 0.9%, from $657.0 million at December 31, 2009. SBA 7(a), SBA 504, commercial and consumer loans decreased 1.5%, 5.2%, 0.4%, and 3.4%, respectively. Residential mortgage loans increased 1.9%. Loan balances for the remainder of 2010 are expected to remain flat as the Company is no longer generating loans outside of its market place and has decided to portfolio a limited number of fixed rate residential mortgages due to interest rate risk. The Company continues to focus on stabilizing credit quality and preserving capital until economic conditions improve.

- Total securities decreased $30.6 million as Unity received $12.5 million in principal payments, sold $10.7 million and had $7.5 million in bonds called during the quarter. There were no purchases during the quarter.

- Core deposits, excluding time deposits, increased $13.1 million during the first quarter to $479.6 million. The increase was due to a $4.8 million increase in demand deposits, a $2.8 million increase in interest-bearing checking accounts and a $5.5 million increase in savings deposits. Time deposits decreased $56.5 million for the quarter ended March 31, 2010 due to planned run off of a maturing high rate promotion that was done late in 2008 to bolster liquidity.

- Shareholders' equity was $68.7 million at March 31, 2010, an increase of 1.2% from December 31, 2009.

- Book value per common share was $7.00, compared to $6.91 at December 31, 2009.

- At March 31, 2010, the Leverage, Tier I and Total Risk-Based Capital ratios were 9.18%, 12.02% and 13.28%, respectively, all in excess of the ratios required to be deemed "well- capitalized".

Credit Quality

- Nonperforming assets totaled $29.1 million at March 31, 2010, or 4.45% of total loans and other real estate owned ("OREO") compared to $27.0 million, or 4.10% of total loans and OREO at December 31, 2009.

- The SBA 7(a), SBA 504, commercial, residential and consumer nonaccrual loans were $6.8 million, $2.7 million, $10.0 million, $5.8 million and $385 thousand, respectively. OREO amounted to $3.3 million. The increase in nonperforming assets was primarily related to an increase in commercial, SBA and residential mortgage accounts. Almost all nonperforming assets are secured by real estate.

- The allowance for loan losses totaled $14.1 million at March 31, 2010, or 2.16% of total loans. The provision for loan losses for the first quarter of 2010 amounted to $1.5 million, flat from the same period a year ago.

- Net charge-offs were $1.3 million for the three months ended March 31, 2010, compared to $1.5 million for the same period a year ago.

Unity Bancorp, Inc. is a financial service organization headquartered in Clinton, New Jersey, with approximately $890 million in assets and $715 million in deposits. Unity Bank provides financial services to retail, corporate and small business customers through its 16 retail service centers located in Hunterdon, Middlesex, Somerset, Union and Warren Counties in New Jersey and Northampton County, Pennsylvania. For additional information about Unity, visit our website at www.unitybank.com, or call 800- 618-BANK.

This news release contains certain forward-looking statements, either expressed or implied, which are provided to assist the reader in understanding anticipated future financial performance. These statements involve certain risks, uncertainties, estimates and assumptions made by management, which are subject to factors beyond the company's control and could impede its ability to achieve these goals. These factors include general economic conditions, trends in interest rates, the ability of our borrowers to repay their loans, and results of regulatory exams, among other factors.

UNITY BANCORP, INC.
SUMMARY FINANCIAL HIGHLIGHTS
March 31, 2010

| | | | | | 2010.Q1 VS. | |
| | | | | | 2009.Q4 | 2009.Q1 |
Amounts in thousands, except percentages and per share amounts	3/31/2010	12/31/2009	3/31/2009		%	%
BALANCE SHEET DATA:						
Total Assets	$ **889,927**	$ 930,357	$ 886,677		-4.3%	0.4%
Total Deposits	**714,802**	758,239	703,266		-5.7%	1.6%
Total Loans	**651,200**	657,016	669,902		-0.9%	-2.8%
Total Securities	**138,442**	169,022	158,022		-18.1%	-12.4%
Total Shareholders' Equity	**68,712**	67,865	67,525		1.2%	1.8%
Allowance for Loan Losses	**(14,055)**	(13,842)	(10,307)		1.5%	36.4%
FINANCIAL DATA - QUARTER TO DATE:						
Net Income (Loss) Before Taxes	**933**	(206)	1,067		552.9%	-12.6%
Income Taxes (Benefit)	**185**	(340)	336		154.4%	-44.9%
Net Income (Loss)	**748**	134	731		458.2%	2.3%
Preferred Dividends & Discount Accretion	**374**	373	379		0.3%	-1.3%
Income Available (Loss Attributable) to Common Shareholders	**374**	(239)	352		256.5%	6.3%
Net Income (Loss) Per Share - Basic	**0.05**	(0.03)	0.05		256.0%	5.8%
Net Income (Loss) Per Share - Diluted	**0.05**	(0.03)	0.05		252.9%	4.1%
Return on Average Assets	**0.34%**	0.06%	0.33%		488.9%	3.4%
Return on Average Common Equity	**3.09%**	-1.95%	2.90%		258.6%	6.2%
Efficiency Ratio	**70.98%**	71.04%	73.02%		-0.1%	-2.8%
SHARE INFORMATION:						
Market Price Per Share	**5.29**	4.02	3.19		31.6%	65.8%
Dividends Paid Per Share	**-**	-	-		0.0%	0.0%
Book Value Per Common Share	**7.00**	6.91	6.96		1.3%	0.4%
Average Diluted Shares Outstanding (QTD)	**7,294**	7,126	7,148		2.4%	2.0%
CAPITAL RATIOS:						
Total Equity to Total Assets	**7.72%**	7.29%	7.62%		5.8%	1.4%
Leverage Ratio	**9.18%**	8.83%	9.28%		3.9%	-1.1%
Tier 1 Risk-Based Capital Ratio	**12.02%**	11.75%	12.32%		2.3%	-2.4%
Total Risk-Based Capital Ratio	**13.28%**	13.01%	13.57%		2.1%	-2.1%
CREDIT QUALITY AND RATIOS:						
Nonperforming Assets	**29,104**	27,026	20,649		7.7%	40.9%
QTD Net Chargeoffs (Annualized) to QTD Average Loans	**0.80%**	0.36%	0.91%		119.9%	-12.3%
Allowance for Loan Losses to Total Loans	**2.16%**	2.11%	1.54%		2.4%	40.3%
Nonperforming Assets to Total Loans and OREO	**4.45%**	4.10%	3.08%		8.4%	44.4%
Nonperforming Assets to Total Assets	**3.27%**	2.90%	2.33%		12.6%	40.4%


UNITY BANCORP, INC.
CONSOLIDATED BALANCE SHEETS
March 31, 2010


| | | | | 2010.Q1 VS. | |
| | | | | 2009.Q4 | 2009.Q1 |
Amounts in thousands, except percentages	3/31/2010	12/31/2009	3/31/2009	%	%
ASSETS					
Cash and due from banks	$ 22,654	$ 23,517	$ 17,896	-3.7%	26.6%
Federal funds sold and interest-bearing deposits	43,734	50,118	12,329	-12.7%	254.7%
Cash and cash equivalents	**66,388**	**73,635**	**30,225**	**-9.8%**	**119.6%**
Securities available for sale	113,465	140,770	122,873	-19.4%	-7.7%
Securities held to maturity	24,977	28,252	35,149	-11.6%	-28.9%
Total securities	**138,442**	**169,022**	**158,022**	**-18.1%**	**-12.4%**
SBA loans held for sale	22,617	21,406	22,559	5.7%	0.3%
SBA loans held to maturity	75,191	77,844	80,008	-3.4%	-6.0%
SBA 504 loans	67,000	70,683	75,556	-5.2%	-11.3%
Commercial loans	292,557	293,739	303,991	-0.4%	-3.8%
Residential mortgage loans	135,596	133,059	125,007	1.9%	8.5%
Consumer loans	58,239	60,285	62,781	-3.4%	-7.2%
Total loans	**651,200**	**657,016**	**669,902**	**-0.9%**	**-2.8%**
Allowance for loan losses	(14,055)	(13,842)	(10,307)	1.5%	36.4%
Net loans	**637,145**	**643,174**	**659,595**	**-0.9%**	**-3.4%**
Premises and equipment, net	11,525	11,773	12,329	-2.1%	-6.5%
Deferred tax assets	7,856	7,308	6,360	7.5%	23.5%
Bank owned life insurance (BOLI)	8,574	6,002	5,835	42.9%	46.9%
Prepaid FDIC insurance	4,136	4,739	-	-12.7%	100.0%
Federal Home Loan Bank stock	4,677	4,677	4,947	0.0%	-5.5%
Accrued interest receivable	4,009	4,225	4,328	-5.1%	-7.4%
Goodwill and other intangibles	1,555	1,559	1,570	-0.3%	-1.0%
SBA servicing assets	758	897	1,320	-15.5%	-42.6%
Other assets	4,862	3,346	2,146	45.3%	126.6%
Total Assets	**$ 889,927**	**$ 930,357**	**$ 886,677**	**-4.3%**	**0.4%**
LIABILITIES AND SHAREHOLDERS' EQUITY					
Noninterest-bearing checking	$ 84,858	$ 80,100	$ 75,857	5.9%	11.9%
Interest-bearing checking	102,846	100,046	85,390	2.8%	20.4%
Savings deposits	291,870	286,334	163,606	1.9%	78.4%
Time deposits, under $100,000	149,934	183,377	258,890	-18.2%	-42.1%
Time deposits, $100,000 and over	85,294	108,382	119,523	-21.3%	-28.6%
Total deposits	**714,802**	**758,239**	**703,266**	**-5.7%**	**1.6%**
Borrowed funds	86,554	85,000	97,000	1.8%	-10.8%
Subordinated debentures	15,465	15,465	15,465	0.0%	0.0%
Accrued interest payable	706	710	841	-0.6%	-16.1%
Accrued expenses and other liabilities	3,688	3,078	2,580	19.8%	42.9%
Total Liabilities	**821,215**	**862,492**	**819,152**	**-4.8%**	**0.3%**
Cumulative perpetual preferred stock	18,650	18,533	18,194	0.6%	2.5%
Common stock	55,536	55,454	55,179	0.1%	0.6%
Retained earnings (deficit)	(1,117)	(1,492)	1,437	25.1%	-177.7%
Treasury stock at cost	(4,169)	(4,169)	(4,169)	0.0%	0.0%
Accumulated other comprehensive loss	(188)	(461)	(3,116)	59.2%	94.0%
Total Shareholders' Equity	**68,712**	**67,865**	**67,525**	**1.2%**	**1.8%**
Total Liabilities and Shareholders' Equity	**$ 889,927**	**$ 930,357**	**$ 886,677**	**-4.3%**	**0.4%**
Common Shares at Period End:					
Shares Issued	7,581	7,569	7,544		
Shares Outstanding	7,156	7,144	7,119		
Treasury Shares	425	425	425		

UNITY BANCORP, INC.
QTD CONSOLIDATED STATEMENTS OF INCOME
March 31, 2010

				2010.Q1 VS.			
	For the Three Months Ended			2009.Q4		2009.Q1	
Amounts in thousands, except percentages and per share amounts	3/31/2010	12/31/2009	3/31/2009	$	%	$	%
Interest Income - Cash Equivalents	$ 26	$ 41	$ 13	$ (15)	-36.6%	$ 13	100.0%
Interest Income - FHLB/ACBB Stock	34	54	-	(20)	-37.0%	34	100.0%
Interest Income - AFS Investments	1,280	1,466	1,679	(186)	-12.7%	(399)	-23.8%
Interest Income - HTM Investments	338	353	386	(15)	-4.2%	(48)	-12.4%
Interest Income - Total Investments	**1,618**	**1,819**	**2,065**	**(201)**	**-11.1%**	**(447)**	**-21.6%**
Interest Income - SBA Loans	1,452	1,578	1,607	(126)	-8.0%	(155)	-9.6%
Interest Income - SBA 504 Loans	1,087	1,158	1,231	(71)	-6.1%	(144)	-11.7%
Interest Income - Commercial Loans	4,604	4,840	5,016	(236)	-4.9%	(412)	-8.2%
Interest Income - Mortgage Loans	1,961	1,834	1,864	127	6.9%	97	5.2%
Interest Income - Consumer Loans	731	777	794	(46)	-5.9%	(63)	-7.9%
Interest Income - Total Loans	**9,835**	**10,187**	**10,512**	**(352)**	**-3.5%**	**(677)**	**-6.4%**
Total Interest Income	**11,513**	**12,101**	**12,590**	**(588)**	**-4.9%**	**(1,077)**	**-8.6%**
Interest Expense - Total Checking	258	261	270	(3)	-1.1%	(12)	-4.4%
Interest Expense - Total Savings	901	985	644	(84)	-8.5%	257	39.9%
Interest Expense - Total CDs	1,813	2,442	3,723	(629)	-25.8%	(1,910)	-51.3%
Interest Expense - Borrowings	1,077	1,078	1,179	(1)	-0.1%	(102)	-8.7%
Total Interest Expense	**4,049**	**4,766**	**5,816**	**(717)**	**-15.0%**	**(1,767)**	**-30.4%**
Net Interest Income Before Provision	**7,464**	**7,335**	**6,774**	**129**	**1.8%**	**690**	**10.2%**
Provision for Loan Losses	1,500	2,000	1,500	(500)	-25.0%	-	0.0%
Net Interest Income After Provision	**5,964**	**5,335**	**5,274**	**629**	**11.8%**	**690**	**13.1%**
Branch Fee Income	362	379	330	(17)	-4.5%	32	9.7%
Loan Fee Income	209	269	252	(60)	-22.3%	(43)	-17.1%
Gain on Sale of SBA Loans	-	364	29	(364)	-100.0%	(29)	-100.0%
Gain on Sale of Mortgage Loans	145	33	64	112	339.4%	81	126.6%
Bank Owned Life Insurance (BOLI)	73	56	55	17	30.4%	18	32.7%
Other-than-temporary Impairment Charges	-	(862)	-	862	100.0%	-	0.00%
Net Security Gains	4	180	515	(176)	-97.8%	(511)	-99.2%
Other Income	117	116	103	1	0.9%	14	13.6%
Total Noninterest Income	**910**	**535**	**1,348**	**$ 375**	**70.1%**	**$ (438)**	**-32.5%**
Total Compensation and Benefits	2,999	2,857	2,624	142	5.0%	375	14.3%
Occupancy Expense	677	623	687	54	8.7%	(10)	-1.5%
Communications and Delivery Expense	524	523	541	1	0.2%	(17)	-3.1%
Furniture, Fixtures and Equipment Expense	423	448	495	(25)	-5.6%	(72)	-14.5%
Professional Services Expense	229	262	246	(33)	-12.6%	(17)	-6.9%
Loan Collection Costs	184	330	198	(146)	-44.2%	(14)	-7.1%
FDIC Insurance Expense	330	346	301	(16)	-4.6%	29	9.6%
Advertising Expense	106	156	75	(50)	-32.1%	31	41.3%
Other Expense	469	531	388	(62)	-11.7%	81	20.9%
Total Noninterest Expense	**5,941**	**6,076**	**5,555**	**(135)**	**-2.2%**	**386**	**6.9%**
Net Income (Loss) Before Taxes	933	(206)	1,067	1,139	552.9%	(134)	-12.6%
Income Taxes (Benefit)	185	(340)	336	525	154.4%	(151)	-44.9%
Net Income	**748**	**134**	**731**	**614**	**458.2%**	**17**	**2.3%**
Preferred Dividends & Discount Accretion	374	373	379	1	0.3%	(5)	-1.3%
Income Available (Loss Attributable) to Common Shareholders	**$ 374**	**$ (239)**	**$ 352**	**$ 613**	**256.5%**	**$ 22**	**6.3%**
Net Income (Loss) Per Share - Basic	$ 0.05	$ (0.03)	$ 0.05				
Net Income (Loss) Per Share - Diluted	$ 0.05	$ (0.03)	$ 0.05				
Average Shares Outstanding - Basic	7,150	7,126	7,119				
Average Shares Outstanding - Diluted	7,294	7,126	7,148				

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
March 31, 2010

	For the Three Months Ended					
	March 31, 2010			December 31, 2009		
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
Interest-earning Assets:						
Federal funds sold and interest-bearing deposits	$ 32,493	$ 26	0.32%	$ 50,730	$ 41	0.32%
Federal Home Loan Bank stock	4,677	34	2.95%	4,677	54	4.58%
Securities available for sale (A)	131,295	1,294	3.94%	141,742	1,479	4.17%
Securities held to maturity (A)	27,323	354	5.18%	29,369	371	5.05%
Total securities	158,618	1,648	4.16%	171,111	1,850	4.32%
SBA loans	98,140	1,452	5.92%	102,170	1,578	6.18%
SBA 504 loans	70,444	1,087	6.26%	71,295	1,158	6.44%
Commercial loans	292,055	4,604	6.39%	295,718	4,840	6.49%
Residential mortgage loans	134,611	1,961	5.83%	128,871	1,834	5.69%
Consumer loans	59,779	731	4.96%	62,038	777	4.97%
Total loans	655,029	9,835	6.06%	660,092	10,187	6.14%
Total Interest-earning Assets	$ 850,817	$ 11,543	5.47%	$ 886,610	$ 12,132	5.45%
Noninterest-earning assets:						
Cash and due from banks	21,962			19,273		
Allowance for loan losses	(14,581)			(13,347)		
Other assets	40,896			35,406		
Total Noninterest-earning Assets	48,277			41,332		
Total Assets	$ 899,094			$ 927,942		
Interest-bearing Liabilities:						
Total interest-bearing checking	$ 102,593	$ 258	1.02%	$ 99,196	$ 261	1.04%
Total savings	289,251	901	1.26%	278,710	985	1.40%
Total time deposits	251,774	1,813	2.92%	294,229	2,442	3.29%
Total Interest-bearing Deposits	643,618	2,972	1.87%	672,135	3,688	2.18%
Total borrowings	100,465	1,077	4.29%	100,465	1,078	4.20%
Total Interest-bearing Liabilities	$ 744,083	$ 4,049	2.20%	$ 772,600	$ 4,766	2.44%
Noninterest-bearing Liabilities:						
Noninterest-bearing checking	83,164			83,770		
Other liabilities	4,104			4,358		
Total Noninterest-bearing Liabilities	87,268			88,128		
Total Shareholders' Equity	67,743			67,214		
Total Liabilities and Shareholders' Equity	$ 899,094			$ 927,942		
Net Interest Spread		$ 7,494	3.27%		$ 7,366	3.01%
Tax-equivalent Basis Adjustment		(30)			(31)	
Net Interest Income		$ 7,464			$ 7,335	
Net Interest Margin			3.57%			3.30%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

UNITY BANCORP, INC.
QUARTER TO DATE NET INTEREST MARGIN
March 31, 2010

| | For the Three Months Ended | | | | | |
| | March 31, 2010 | | | March 31, 2009 | | |
Amounts in thousands, except percentages	Average Balance	Interest	Rate/Yield	Average Balance	Interest	Rate/Yield
Interest-earning Assets:						
Federal funds sold and interest-bearing deposits	$ 32,493	$ 26	0.32%	$ 10,324	$ 13	0.51%
Federal Home Loan Bank stock	4,677	34	2.95%	5,936	-	0.00%
Securities available for sale (A)	131,295	1,294	3.94%	138,302	1,692	4.89%
Securities held to maturity (A)	27,323	354	5.18%	33,984	404	4.76%
Total securities	158,618	1,648	4.16%	172,286	2,096	4.87%
SBA loans	98,140	1,452	5.92%	105,044	1,607	6.12%
SBA 504 loans	70,444	1,087	6.26%	76,882	1,231	6.49%
Commercial loans	292,055	4,604	6.39%	305,148	5,016	6.67%
Residential mortgage loans	134,611	1,961	5.83%	129,045	1,864	5.78%
Consumer loans	59,779	731	4.96%	62,148	794	5.18%
Total loans	655,029	9,835	6.06%	678,267	10,512	6.26%
Total Interest-earning Assets	$ 850,817	$ 11,543	5.47%	$ 866,813	$ 12,621	5.87%
Noninterest-earning assets:						
Cash and due from banks	21,962			19,627		
Allowance for loan losses	(14,581)			(10,939)		
Other assets	40,896			33,179		
Total Noninterest-earning Assets	48,277			41,867		
Total Assets	$ 899,094			$ 908,680		
Interest-bearing Liabilities:						
Total interest-bearing checking	$ 102,593	$ 258	1.02%	$ 85,064	$ 270	1.29%
Total savings	289,251	901	1.26%	147,260	644	1.77%
Total time deposits	251,774	1,813	2.92%	387,554	3,723	3.90%
Total Interest-bearing Deposits	643,618	2,972	1.87%	619,878	4,637	3.03%
Total borrowings	100,465	1,077	4.29%	142,109	1,179	3.32%
Total Interest-bearing Liabilities	$ 744,083	$ 4,049	2.20%	$ 761,987	$ 5,816	3.09%
Noninterest-bearing Liabilities:						
Noninterest-bearing checking	83,164			75,546		
Other Liabilities	4,104			3,879		
Total Noninterest-bearing Liabilities	87,268			79,425		
Total Shareholders' Equity	67,743			67,268		
Total Liabilities and Shareholders' Equity	$ 899,094			$ 908,680		
Net Interest Spread		$ 7,494	3.27%		$ 6,805	2.78%
Tax-equivalent Basis Adjustment		(30)			(31)	
Net Interest Income		$ 7,464			$ 6,774	
Net Interest Margin			3.57%			3.18%

(A) Yields related to securities exempt from federal and state income taxes are stated on a fully tax-equivalent basis. They are reduced by
the nondeductible portion of interest expense, assuming a federal tax rate of 34 percent and applicable state rates.

UNITY BANCORP, INC.
ALLOWANCE FOR LOAN LOSSES AND LOAN QUALITY SCHEDULES
March 31, 2010

Amounts in thousands, except percentages	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
ALLOWANCE FOR LOAN LOSSES:					
Balance, Beginning of Quarter	$ 13,842	$ 12,445	$ 10,665	$ 10,307	$ 10,326
Provision for Loan Losses Charged to Expense	1,500	2,000	3,000	1,500	1,500
	15,342	14,445	13,665	11,807	11,826
Less: Chargeoffs					
SBA loans	-	-	448	323	1,106
SBA 504 loans	750	500	-	112	200
Commercial loans	485	125	674	798	249
Residential mortgage loans	100	-	125	33	58
Consumer loans	-	5	11	11	-
Total Chargeoffs	1,335	630	1,258	1,277	1,613
Add: Recoveries					
SBA loans	45	23	14	56	33
SBA 504 loans	-	-	22	-	5
Commercial loans	3	3	-	79	53
Residential mortgage loans	-	-	-	-	-
Consumer loans	-	1	2	-	3
Total Recoveries	48	27	38	135	94
Net Chargeoffs	1,287	603	1,220	1,142	1,519
Balance, End of Quarter	$ 14,055	$ 13,842	$ 12,445	$ 10,665	$ 10,307
LOAN QUALITY INFORMATION:					
Nonperforming loans	$ 25,786	$ 25,496	$ 24,687	$ 22,774	$ 19,886
Other real estate owned (OREO)	3,318	1,530	2,774	466	763
Total nonperforming assets	29,104	27,026	27,461	23,240	20,649
Less: Amount guaranteed by Small Business Administration	2,205	1,931	1,759	3,214	2,426
Net nonperforming assets	$ 26,899	$ 25,095	$ 25,702	$ 20,026	$ 18,223
Loans 90 Days Past Due & Still Accruing	$ 2,425	$ 2,286	$ 1,609	$ 781	$ 853
Allowance for Loan Losses to:					
Total Loans at Quarter End	2.16%	2.11%	1.90%	1.60%	1.54%
Nonperforming loans	54.51%	54.29%	50.41%	46.83%	51.83%
Total nonperforming assets	48.29%	51.22%	45.32%	45.89%	49.92%
Net nonperforming assets	52.25%	55.16%	48.42%	53.26%	56.56%
QTD net chargeoffs (annualized) to QTD average loans:					
SBA loans	-0.19%	-0.09%	1.68%	1.05%	4.14%
SBA 504 loans	4.32%	2.78%	-0.12%	0.61%	1.03%
Commercial loans	0.67%	0.16%	0.89%	0.95%	0.26%
Residential mortgage loans	0.30%	0.00%	0.40%	0.11%	0.18%
Consumer loans	0.00%	0.03%	0.06%	0.07%	-0.02%
Total Loans	0.80%	0.36%	0.73%	0.69%	0.91%
Nonperforming Loans to Total Loans	3.96%	3.88%	3.76%	3.42%	2.97%
Nonperforming Assets to Total Loans & OREO	4.45%	4.10%	4.17%	3.49%	3.08%
Nonperforming Assets to Total Assets	3.27%	2.90%	2.98%	2.54%	2.33%

UNITY BANCORP, INC.
QUARTERLY FINANCIAL DATA
March 31, 2010

Amounts in thousands, except percentages and per share amounts	3/31/2010	12/31/2009	9/30/2009	6/30/2009	3/31/2009
SUMMARY OF INCOME:					
Total Interest Income	$ 11,513	$ 12,101	$ 12,186	$ 12,529	$ 12,590
Total Interest Expense	4,049	4,766	5,327	5,673	5,816
Net Interest Income Before Provision	7,464	7,335	6,859	6,856	6,774
Provision for Loan Losses	1,500	2,000	3,000	1,500	1,500
Net Interest Income After Provision	5,964	5,335	3,859	5,356	5,274
Total Noninterest Income (Loss)	910	535	1,164	(907)	1,348
Total Noninterest Expense	5,941	6,076	6,113	6,201	5,555
Net Income (Loss) Before Taxes	933	(206)	(1,090)	(1,752)	1,067
Income Taxes (Benefit)	185	(340)	(343)	(552)	336
Net Income (Loss)	748	134	(747)	(1,200)	731
Preferred Dividends & Discount Accretion	374	373	372	372	379
Income Available (Loss Attributable) to Common Shareholders	$ 374	$ (239)	$ (1,119)	$ (1,572)	$ 352
Net Income (Loss) Per Share - Basic	$ 0.05	$ (0.03)	$ (0.16)	$ (0.22)	$ 0.05
Net Income (Loss) Per Share - Diluted	$ 0.05	$ (0.03)	$ (0.16)	$ (0.22)	$ 0.05
COMMON SHARE DATA:					
Market Price Per Share	$ 5.29	$ 4.02	$ 4.20	$ 3.55	$ 3.19
Dividends Paid	$ -	$ -	$ -	$ -	$ -
Book Value Per Common Share	$ 7.00	$ 6.91	$ 6.88	$ 6.85	$ 6.96
Average Shares Outstanding - Basic	7,150	7,126	7,119	7,119	7,119
Average Shares Outstanding - Diluted	7,294	7,126	7,119	7,119	7,148
Shares Outstanding	7,156	7,144	7,119	7,119	7,119
OPERATING RATIOS (Annualized):					
Return on Average Assets	0.34%	0.06%	-0.33%	-0.54%	0.33%
Return on Average Common Equity	3.09%	-1.95%	-9.14%	-12.97%	2.90%
Efficiency Ratio	70.98%	71.04%	77.72%	80.57%	73.02%
BALANCE SHEET DATA:					
Total Assets	$ 889,927	$ 930,357	$ 922,689	$ 913,446	$ 886,677
Total Deposits	714,802	758,239	750,665	731,763	703,266
Total Loans	651,200	657,016	656,520	665,332	669,902
Total Securities	138,442	169,022	171,501	164,794	158,022
Total Shareholders' Equity	68,712	67,865	67,385	67,064	67,525
Allowance for Loan Losses	(14,055)	(13,842)	(12,445)	(10,665)	(10,307)
TAX EQUIVALENT YIELDS AND RATES:					
Interest-earning Assets	5.47%	5.45%	5.64%	5.91%	5.87%
Interest-bearing Liabilities	2.20%	2.44%	2.80%	3.05%	3.09%
Net Interest Spread	3.27%	3.01%	2.84%	2.86%	2.78%
Net Interest Margin	3.57%	3.30%	3.17%	3.24%	3.18%
CREDIT QUALITY:					
Nonperforming Assets	$ 29,104	$ 27,026	$ 27,461	$ 23,240	$ 20,649
QTD Net Chargeoffs (annualized) to QTD Average Loans	0.80%	0.36%	0.73%	0.69%	0.91%
Allowance for Loan Losses to Total Loans	2.16%	2.11%	1.90%	1.60%	1.54%
Nonperforming Assets to Total Loans and OREO	4.45%	4.10%	4.17%	3.49%	3.08%
Nonperforming Assets to Total Assets	3.27%	2.90%	2.98%	2.54%	2.33%
CAPITAL RATIOS AND OTHER:					
Total Equity to Total Assets	7.72%	7.29%	7.30%	7.34%	7.62%
Leverage Ratio	9.18%	8.83%	9.08%	9.30%	9.28%
Tier 1 Risk-Based Capital Ratio	12.02%	11.75%	11.83%	11.88%	12.32%
Total Risk-Based Capital Ratio	13.28%	13.01%	13.09%	13.13%	13.57%
Number of Banking Offices	16	16	16	16	16
Number of ATMs	19	19	19	19	19
Number of Employees	171	174	175	168	162